Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 17, 2015
Relating to Preliminary Prospectus Supplement dated March 17, 2015
Registration Statement No. 333-195572-01

Liberty Property Limited Partnership

TERM SHEET

Dated: March 17, 2015

Issuer:	Liberty Property Limited Partnership

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB / BBB

Security:	3.750% Senior Notes due 2025

Format:	SEC Registered

Principal Amount:	$400,000,000

Trade Date:	March 17, 2015

Settlement Date:	March 24, 2015 (T+5)(1)

Maturity Date:	April 1, 2025

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2015

Benchmark Treasury:	2.000% due February 15, 2025

Benchmark Treasury Price / Yield:	99-14 / 2.063%

Spread to Benchmark Treasury:	T+ 173 bps

Yield to Maturity:	3.793%

Coupon:	3.750%

Public Offering Price:	99.644%

Optional Redemption: Make-Whole Call:

Any time prior to January 1, 2025 (the “Par Call Date”), at the Reinvestment Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

Par Call:

On or after the Par Call Date, the redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the applicable redemption date.

CUSIP / ISIN:	53117C AR3 / US53117CAR34

(1)                                     See next page for information regarding T+5 settlement.

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Capital One Securities, Inc.

The Huntington Investment Company

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Regions Securities LLC

RBS Securities Inc.

TD Securities (USA) LLC

T+5 Settlement.  We expect that delivery of the notes will be made against payment therefore on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next succeeding business day should consult their advisors.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.